MAIL STOP 7010
									June 19, 2006

Matthew J. Klaben, Esq.
Vice President, General Counsel and Secretary
Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, Ohio 44125-5370

RE:	Chart Industries, Inc.
	Registration Statement on Form S-1
	File No. 333-133254
	Amended June 14, 2006

Dear Mr. Klaben:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Balance Sheet, page 38

1. Please breakout the shareholder`s equity section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

2. Please disclose in Note (C) to the pro forma balance sheet each of the dividends that will be paid, including the related amounts, rather than just referring to the use of proceeds section.

Closing Comments

      You may contact Jeffery Gordon at (202) 551-33866 or Rufus
Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.



      Please contact Craig Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at
(202) 551-3767, with any other questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief

CC: 	Edward P. Tolley III, Esq.
	Simpson Thacher & Bartlett, LLP
	(212) 455-2502
Matthew J. Klaben, Esq.
Chart Industries, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE